HIVE BLOCKCHAIN TECHNOLOGIES LTD.

July 30, 2021

HIVE Reaches $200 Million Annual Run Rate and

Purchases 4,000 Next Generation Miners

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated
January 27, 2021.

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HVBT) (FSE:HBF) (the "Company" or "HIVE") is excited to announce that its global operations are producing a BTC equivalent operational hash rate of 1.675 EH/s from its Bitcoin and Ethereum operations. Based on current Ethereum and Bitcoin prices, we are generating daily income of $550,000, which translates to an annual run rate of $200 million. Estimated annual run rate operating and overhead costs are $25 million. In addition HIVE continues to strengthen its miner purchasing pipeline with the purchase of 4,000 next generation miners with an aggregate operating hash power of 272 PH/s.

Global Hash Rate

With the addition of the 3,019 high performance Bitcoin miners that was announced on July 12, 2021, and additional miners that have been received since as part of our miner purchase program, we currently have a total bitcoin operating hash rate of 925 Petahash per second (PH/s). This puts us right on track of our previous projections of reaching 1 Exahash per second (EH/s) of Bitcoin operating hash rate in August. We currently project tripling our operational Bitcoin mining rate from here by the end of calendar year 2021, supported by today's announcement of new miner purchases.

From our Ethereum production we currently have an operating hash rate of 3,383 Gigahash per second (GH/s). A number of our dedicated followers and analysts have been converting this Ethereum hash rate into a Bitcoin equivalent hash rate. Based on these calculations our current Ethereum hash rate is the equivalent of a Bitcoin hash rate of approximately 750 PH/s. This equivalent hash rate of 750 PH/s combined with our pure Bitcoin hash rate of 925 PH/s provides us with a total BTC equivalent operational hash rate of 1.675 EH/s (the "Global HIVE Hash Rate").

Our strong Global HIVE Hash Rate is resulting in a daily income of over $550,000, or an annual run rate of $200 million, based on the current difficulty, global hash rates, and Bitcoin and Ethereum prices, with estimated annual expenses of $25 million. As expansion ramps up this number will increase. As always, we caution our investors that Bitcoin and Ethereum continue to have a high daily volatility of plus or minus 6% and investors need to be aware of this volatility.

New Miners

This new equipment sourced from a top global manufacturers is expected to be received and in operation within the next 60 days, delivered in 2 tranches, with 2,000 miners in August, and 2,000 miners in September 2021.

"This strategic purchase of equipment was realized as a result of the very strong relationships that our team have with the leading manufacturers in the ASIC miner space." Frank Holmes, Executive Chairman of HIVE continued, "This transaction is part of our continuous momentum that we have for steady and controlled growth to be the leading clean and green miner in our industry."

Today's announcement is part of our continuing strategy to increase our bitcoin mining capacity. HIVE intends to continue utilizing cash flow to make opportunistic investments in ASIC and GPU next generation mining equipment that can provide positive gross mining margins.

Expansion Progress

We are making good progress on new data center construction at our New Brunswick, Canada site. Here are some recent pictures of the foundation of what will be a 20-megawatt Bitcoin mining facility.

We have also been steadily receiving and installing new-generation Bitcoin miners in the existing buildings in New Brunswick. Here are a few pictures of some of our 900 newly racked miners operating.

Here is a view of the "cold side" of some of our bitcoin mining racks. The barrier on the right side of the picture is a "filter wall", which keeps miners running smoothly.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space. HIVE traded over 2 billion shares in 2020.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and U.S. securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to, statements with respect to information about the proposed purchase of equipment from Foundry Digital LLC, including the potential increase in hashpower, the potential for the Company's long-term growth, and the business goals and objectives of the Company.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the Company may not receive regulatory approval to complete the purchase of equipment from Foundry Digital LLC as contemplated or at all; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of the Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company's assets going forward; the Company's ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to their inherent uncertainty.